SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Global Casinos, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

           379-31N 204
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

           June 1, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits,.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    379-31N 204

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

      A. Leonard Nacht

(2)      Check the Appropriate Box if a Member      (a) [  ]
           of a Group*                                 (b) [  ]

(3)      SEC Use Only

(4)      Source of Funds*

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

           U.S.A.

Number of Shares	(7) Sole Voting Power 1,338,800
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 1,338,800
Person With	(10)Shared Dispositive Power

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

            1,338,800 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)             18.86%

(14)      Type of Reporting Person*      IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.05 per share (the "Common Stock") of Global Casinos, Inc., a Utah corporation. The address of the principal executive offices of the Company is 1507 Pine Street, Boulder, CO  80302.

ITEM 2.      IDENTITY AND BACKGROUND

       (a)-(c)      This Statement is being filed by A. Leonard Nacht, whose address is 10040 E. Happy Valley Road, # 417, Scottsdale, AZ  85255.

        (d)-(f)  The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Between June 1, 1994 to present, Dr. Nacht acquired, in open market and privately-negotiated transactions, an aggregate of 1,038,800 shares of $0.0001 par value common stock of the Company at prices ranging between $0.15 and $2.00 per share.  In May, 2008, Dr. Nacht acquired 300,000 shares of Series D Convertible Preferred Stock at a price of $1.00 per share.  Each share of Series D Preferred Stock is convertible into one share of common stock at the option of the holder.

ITEM 4.       PURPOSE OF TRANSACTION

       The shares were acquired by Dr. Nacht for investment. Dr. Nacht reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a)     Dr. Nacht would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 1,338,800 shares of Common Stock. Those securities consist of 932,500 shares of common stock and 300,000 Series D Convertible Preferred Shares (each convertible into one share of common stock) owned directly by Dr. Nacht; 73,800 shares of common stock held of record by A. Leonard Nacht IRA; and, 32,500 shares of common stock held of record by Ferny Meadows, Inc. of which Mr. Nacht is the sole shareholder and President.  Those securities represent 18.86% of the issued and outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-1 under the Exchange Act.

       (b)      Dr. Nacht has the sole voting and dispositive power with respect to all shares of Common Stock , identified in Item 5(a) above.

       (c)      Except as disclosed herein, Dr. Nacht has not purchased or sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

       None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

       None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2011 (Date)
_A. Leonard Nacht _____ (Signature)
A. Leonard Nacht (Name/Title)

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